SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

OphthaliX, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683736 102

(CUSIP Number)

Pnina Fishman, Ph.D

Chief Executive Officer

Can-Fite BioPharma Ltd.

10 Bareket St.

Petach-Tikva, 49170, Israel

Telephone: +972-3-9241114

Copy to:

Gary M. Emmanuel, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 68244P 107
1	NAME OF REPORTING PERSON. Can-Fite BioPharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,324,902 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,324,902 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,324,902 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 10,441,251 shares of the Issuer's Common Stock outstanding.

SCHEDULE 13D/A

CUSIP No. 683736 102

This Amendment No. 2 to Schedule 13D with respect to the shares of common stock of OphthaliX, Inc. (the “Issuer”) amends and supplements the Schedule 13D filed by Can-Fite BioPharma Ltd. (the “Reporting Person”) with the SEC on December 2, 2011, as amended by Amendment No. 1 filed with the SEC on May 21, 2013 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

All amounts of shares of Common Stock in this Schedule 13D/A are adjusted to reflect the one-for-four and one-half reverse stock split of the Common Stock effective August 6, 2013.

Item 4.    Purpose of Transaction.

Items 4 is hereby amended and supplemented as follows:

On September 21, 2016, the Reporting Person, as parent and majority shareholder of the Issuer consented in writing to, among other things, the voluntary dissolution and liquidation of the Issuer pursuant to a Plan of Dissolution. The Plan of Dissolution, which will result in the complete dissolution and liquidation of the Issuer, is expected to go into effect 20 days after the date an Information Statement is first given to all stockholders of Issuer who did not execute the written consent.

In connection with the Plan of Dissolution, the Reporting Person plans to enter into a share purchase agreement providing for the sale to the Reporting Person of all the ordinary shares the Issuer’s wholly owned subsidiary, Eyefite Ltd., which at the time will be a holder of 446,827 ordinary shares of the Reporting Person, is the registered owner of certain patents, and licensee of a license agreement granted by the Reporting Person to Eyefite (the “License Agreement”). As a result of the sale, Eyefite will become a wholly-owned subsidiary of the Reporting Person. In exchange for the sale, the Reporting Person will waive and cancel all indebtedness owed by the Issuer and Eyefite to the Reporting Person, including approximately $4.5 million of deferred payments owed by the Issuer and Eyefite to the Reporting Person and as part of the purchase of Eyefite, the Reporting Person will assume certain accrued milestone payments in the amount of $175,000 under the License Agreement.

Following the sale of Eye-Fite, it is expected that (i) Eye-Fite may, in its sole discretion, sell or otherwise transfer the 446,827 ordinary shares of the Reporting Person, (ii) Eye-Fite and the Reporting Person will mutually terminate the License Agreement and a related services agreement, and (iii) Eye-Fite will abandon certain patents and patent applications that it is the registered owner of.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7.    Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description

99.1	Plan of Dissolution as approved by the Issuer’s Board of Directors on September 19, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2016

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman
Name:	Pnina Fishman
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Plan of Dissolution as approved by the Issuer’s Board of Directors on September 19, 2016